AbbVie Inc (ABBV)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
ABBV shareholder since 2021

Vote for Both Simple Majority Vote Proposals, Proposals 4 and 5
To emphasize support for Proposals 4 and 5 – Consider voting against Mr. Edward Rapp, Chair of the ABBV Governance Committee, who has low energy support for the Simple Majority Vote Proposal by ABBV

There is no need to emphasize the importance of Simple Majority voting provisions, the topics of Proposals 4 and 5 in the 2023 proxy because 99% of ABBV shareholders, who voted at the 2022 ABBV annual meeting, voted in favor of Simple Majority voting provisions.

The problem is that in order to adopt the topic of Proposals 4 and 5 – 80% of all ABBV shares outstanding must approve. The problem is that only 70% of ABBV shares outstanding typically vote.

The ABBV Board’s description of its Proposal 4 in the 2023 shows absolutely no enthusiasm for support of its own proposal 4 which may again obtain 99% support from ABBV shareholders. The ABBV Board fails to cite any reason that the changes called for in its Proposal are desirable. The total lackluster support by the ABBV Board for the ABBV proposal 4 is tantamount to opposition to its own Proposal 4.

ABBV blames its retail shareholders for not voting, but fails to make an appeal in the ABBV proxy next to Proposal 4 for its retail shareholders to vote. ABBV fails to pledge any effort to increase retail shareholder voting.

Plus ABBV appears to pull a dollar figure out of the sky to claim that it is too expensive to make any effort to get more retail shareholders to vote at a $270 Billion company like ABBV.

Please consider a vote against Mr. Edward Rapp, Chair of the Governance Committee, to send a message the he needs to get serious about encouraging more shareholders to cast ballots for Proposals 4 and 5. The retired Mr. Rapp’s only other directorship is at Xos, Inc. (XOS) – a 50-cent machinery stock.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.